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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              --------------------

                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)
                        (AMENDMENT NO. _________________)

                                TECH SQUARED INC.
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                              (Name of the Issuer)

                           COMMON STOCK, NO PAR VALUE
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                         (Title of Class of Securities)

                                  878302108
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                      (CUSIP Number of Class of Securities)

            Charles E. Reese, Jr.             Jerry F. Martin
              Tech Squared Inc.              Tech Squared Inc.
            5198 West 76th Street          5198 West 76th Street
           Edina, Minnesota 55439          Edina, Minnesota 55439
               (612) 832-5622                  (612) 832-5622
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
          and Communications on Behalf of Persons(s) Filing Statement)

                                  ------------

                                   COPIES TO:

         Louis A. Goodman, Esq.                   Michael W. Schley, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP  Larkin, Hoffman, Daly & Lindgren, Ltd.
            One Beacon Street              7900 Xerxes Avenue South, Suite 1500
      Boston, Massachusetts  02108            Bloomington, Minnesota  55431
             (617) 573-4800                          (612) 896-3800

     This statement is filed in connection with (check the appropriate box):

     a. /X/ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b. / / The filing of a registration statement under the Securities Act of 1933.

     c. / / A tender offer.

     d. / / None of the above.

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     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. /X/

                            Calculation of Filing Fee
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               Transaction
                Valuation                         Amount of Filing Fee

               $59,278,500*                             $11,856**
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*Transaction Valuation has been calculated by using the sum of (1) the estimated consideration of $3,125,000 to be received by Tech Squared from the sale of its operating assets and (2) the total value of the 2,650,000 shares of Digital River, Inc. ("Digital River") common stock, based on a price per share of $21.19 determined in accordance with Rule 0-11(a)(4), to be received by Tech Squared in the transaction described herein and in the Preliminary Proxy Statement-Prospectus on Schedule 14A incorporated herein by reference.

**1/50th of 1% of Transaction Value, calculated in accordance with Rule 0-11.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:   $11,856              Filing party: Tech Squared Inc.
                          -----------------                  ------------------

Form or registration no.: Preliminary 14A      Dated filed:  August 10, 1999
                          -----------------                  ------------------


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                                  INTRODUCTION

     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed by Tech Squared Inc., a Minnesota corporation ("Tech Squared"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder, in connection with the voluntary dissolution of Tech Squared pursuant to the Plan of Liquidation and Dissolution and the transactions contemplated thereby.

     Concurrently with the filing of this Schedule 13E-3, Tech Squared is filing with the Securities and Exchange Commission a Preliminary Proxy Statement-Prospectus on Schedule 14A (the "Preliminary Proxy Statement-Prospectus") relating to the special meeting of Tech Squared shareholders. At the special meeting, Tech Squared shareholders will consider and vote upon the voluntary dissolution of Tech Squared pursuant to the Plan of Liquidation and Dissolution. The Preliminary Proxy Statement-Prospectus is also the prospectus of Digital River related to the issuance of Digital River shares to Tech Squared and the distribution of such shares by Tech Squared to its shareholders pursuant to the Plan of Liquidation and Dissolution. The Preliminary Proxy Statement-Prospectus is attached hereto as Exhibit (d), and a copy of the Plan of Liquidation and Dissolution is attached as Annex A to the Preliminary Proxy Statement-Prospectus.

     The following Cross Reference Sheet, prepared pursuant to General Instruction F to Schedule 13E-3, shows the location in the Preliminary Proxy Statement-Prospectus of the information required to be included in this Schedule 13E-3. The information set forth in the Preliminary Proxy Statement-Prospectus, including all annexes thereto, is hereby expressly incorporated herein by reference as set forth in the Cross Reference Sheet and the responses in this
Schedule 13E-3, and such responses are qualified in their entirety by reference to the information contained in the Preliminary Proxy Statement-Prospectus and the annexes thereto. The Preliminary Proxy Statement-Prospectus is subject to completion or amendment. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Preliminary Proxy Statement-Prospectus.


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                              CROSS-REFERENCE SHEET

Item of Schedule 13E-3     Location in Preliminary Proxy Statement-Prospectus
----------------------     --------------------------------------------------

ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.


 (a) . . . . . . . . . .   "Summary of the Proxy Statement-Prospectus -- The
                           Companies"

 (b) . . . . . . . . . .   "The Special Meeting of Tech Squared Shareholders --
                           Shareholder Record Date for the Special Meeting"

 (c) . . . . . . . . . .   "Comparative Per Share Market Price Data"

 (d) . . . . . . . . . .   "Summary of the Transaction and Special Factors --
                           Tech Squared Selected Historical Financial Data"

 (e) . . . . . . . . . .   Not applicable.

 (f) . . . . . . . . . .   Not applicable.


ITEM 2.  IDENTITY AND BACKGROUND.

     This statement is being filed by Tech Squared Inc., the issuer of the class of equity securities which is the subject of the Rule 13e-3 transaction.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

     This schedule is not filed by an affiliate of the issuer of the class of securities which is the subject of the Rule 13e-3 transaction. This item is therefore not applicable.

ITEM 4.  TERMS OF THE TRANSACTION.

 (a) . . . . . . . . . .   "Summary of the Transaction and Special Factors -
                           Plan of Liquidation and Dissolution"; "Summary of the Transaction and Special Factors - Sale of
                           Operating Assets"; "Summary of the Transaction and
                           Special Factors - The Acquisition Agreement";
                           "Summary of the Transaction and Special Factors -
                           The Liquidating Trust Agreement"; "The Voluntary
                           Dissolution and the Plan of Liquidation and Dissolution - General"; "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - The
                           Sale of Operating Assets"; "The Voluntary
                           Dissolution and the Plan of Liquidation and Dissolution - The Acquisition Agreement"; "The
                           Voluntary Dissolution and the Plan of Liquidation and Dissolution - The Liquidating Trust Agreement"

 (b) . . . . . . . . . .   "The Voluntary Dissolution and the Plan of
                           Liquidation and Dissolution - The Voting Agreements"


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ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.


 (a) . . . . . . . . . .   "Summary of the Transaction and Special Factors -
                           Plan of Liquidation and Dissolution"; "The Voluntary
                           Dissolution and the Plan of Liquidation and Dissolution - General"

 (b) . . . . . . . . . .   "Summary of the Transaction and Special Factors -
                           Plan of Liquidation and Dissolution"; "Summary of the Transaction and Special Factors - the Sale of
                           Operating Assets"; "Summary of the Transaction and
                           Special Factors - The Acquisition Agreement"; "The
                           Voluntary Dissolution and the Plan of Liquidation and Dissolution - General"; "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - The
                           Sale of Operating Assets"; "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - The
                           Acquisition Agreement"

 (c) . . . . . . . . . .   Not applicable.

 (d) . . . . . . . . . .   "Summary of the Transaction and Special Factors -
                           Plan of Liquidation and Dissolution"; "The Voluntary
                           Dissolution and the Plan of Liquidation and Dissolution - Delisting and Deregistration of Tech
                           Squared Common Stock After the Transaction"

 (e) . . . . . . . . . .   "Summary of the Transaction and Special Factors -
                           Plan of Liquidation and Dissolution"; "Summary of the Transaction and Special Factors - the Sale of
                           Operating Assets"; "Summary of the Transaction and
                           Special Factors - The Acquisition Agreement"; "The
                           Voluntary Dissolution and the Plan of Liquidation and Dissolution - General"; "The Voluntary
                           Dissolution and the Plan of Liquidation and Dissolution - The Sale of Operating Assets"; "The
                           Voluntary Dissolution and the Plan of Liquidation and Dissolution - The Acquisition Agreement"

 (f) . . . . . . . . . .   "The Voluntary Dissolution and the Plan of
                           Liquidation and Dissolution - Delisting and
                           Deregistration of Tech Squared Common Stock After the Transaction"

 (g) . . . . . . . . . .   "The Voluntary Dissolution and the Plan of
                           Liquidation and Dissolution - Delisting and
                           Deregistration of Tech Squared Common Stock After the Transaction"

ITEM 6.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

 (a) . . . . . . . . . .   "The Voluntary Dissolution and the Plan of
                           Liquidation and Dissolution - General"; "Expenses"

 (b) . . . . . . . . . .   "Expenses"

 (c) . . . . . . . . . .   Not applicable.


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 (d) . . . . . . . . . .   Not applicable.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

 (a) . . . . . . . . . .   "Summary of the Transaction and Special Factors -
                           Reasons for the Transaction"; "The Voluntary
                           Dissolution and the Plan of Liquidation and Dissolution - Background of the Transaction"; "The
                           Voluntary Dissolution and the Plan of Liquidation and Dissolution - Tech Squared's Reasons for the
                           Transaction"

 (b) . . . . . . . . . .   "Summary of the Transaction and Special Factors -
                           Reasons for the Transaction"; "The Voluntary
                           Dissolution and the Plan of Liquidation and Dissolution - Tech Squared's Reasons for the
                           Transaction"; "The Voluntary Dissolution and the
                           Plan of Liquidation and Dissolution - Opinion of
                           Tech Squared's Financial Advisor"

 (c) . . . . . . . . . .   "Summary of the Transaction and Special Factors -
                           Reasons for the Transaction"; "The Voluntary
                           Dissolution and the Plan of Liquidation and Dissolution - Tech Squared's Reasons for the
                           Transaction"; "The Voluntary Dissolution and the
                           Plan of Liquidation and Dissolution - Opinion of
                           Tech Squared's Financial Advisor"

 (d) . . . . . . . . . .   "Summary of the Transaction and Special Factors -
                           Plan of Liquidation and Dissolution"; "Summary of the Transaction and Special Factors - Certain United
                           States Federal Income Tax Consequences of the
                           Transaction"; "Summary of the Transaction and Special Factors - Accounting Treatment of the
                           Exchange"; "Risk Factors - Risks Relating to the
                           Transaction"; "The Voluntary Dissolution and the
                           Plan of Liquidation and Dissolution - Certain United
                           States Federal Income Tax Consequences of the
                           Transaction"; "The Voluntary Dissolution and the
                           Plan of Liquidation and Dissolution - Accounting
                           Treatment of the Transaction"; "The Voluntary
                           Dissolution and the Plan of Liquidation and Dissolution - Delisting and Deregistration of Tech
                           Squared Common Stock After the Transaction";
                           "Comparison of Rights of Holders of Tech Squared
                           Common Stock and Digital River Common Stock"

ITEM 8.  FAIRNESS OF THE TRANSACTION.

 (a) . . . . . . . . . .   "Summary of the Transaction and Special Factors -
                           Recommendation of Tech Squared's Board of
                           Directors"; "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Recommendation of
                           Tech Squared's Board of Directors"


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 (b) . . . . . . . . . .   "Summary of the Transaction and Special Factors -
                           Recommendation of Tech Squared's Board of
                           Directors"; "Summary of the Transaction and Special Factors - Reasons for the Transaction"; "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Recommendation of Tech Squared's Board of Directors"; "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Tech Squared's Reasons for the Transaction"; "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Opinion of Tech Squared's Financial Advisor"

 (c) . . . . . . . . . .   "Summary of the Transaction and Special Factors -
                           Shareholder Approval"

 (d) . . . . . . . . . .   "Summary of the Transaction and Special Factors -
                           Recommendation of Tech Squared's Board of Directors"

 (e) . . . . . . . . . .   "Summary of the Transaction and Special Factors -
                           Recommendation of Tech Squared's Board of Directors"

 (f) . . . . . . . . . .   Not applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

 (a) . . . . . . . . . .   "Summary of the Transaction and Special Factors -
                           Tech Squared's Financial Advisor and its Opinion";
                           "The Voluntary Dissolution and the Plan of
                           Liquidation and Dissolution - Opinion of Tech
                           Squared's Financial Advisor"

 (b)(1)  . . . . . . . .   "Summary of the Transaction and Special Factors -
                           Tech Squared's Financial Advisor and its Opinion";
                           "The Voluntary Dissolution and the Plan of
                           Liquidation and Dissolution - Opinion of Tech
                           Squared's Financial Advisor"

 (b)(2)  . . . . . . . .   "Summary of the Transaction and Special Factors -
                           Tech Squared's Financial Advisor and its Opinion";
                           "The Voluntary Dissolution and the Plan of
                           Liquidation and Dissolution - Opinion of Tech
                           Squared's Financial Advisor"

 (b)(3)  . . . . . . . .   "Summary of the Transaction and Special Factors -
                           Tech Squared's Financial Advisor and its Opinion";
                           "The Voluntary Dissolution and the Plan of
                           Liquidation and Dissolution - Opinion of Tech
                           Squared's Financial Advisor"

 (b)(4)  . . . . . . . .   Not applicable.

 (b)(5)  . . . . . . . .   "Summary of the Transaction and Special Factors -
                           Tech Squared's Financial Advisor and its Opinion";
                           "The Voluntary Dissolution and the Plan of
                           Liquidation and Dissolution - Opinion of Tech
                           Squared's Financial Advisor"


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 (b)(6)  . . . . . . . .   "The Voluntary Dissolution and the Plan of
                           Liquidation and Dissolution - Opinion of Tech Squared's Financial Advisor"

 (c) . . . . . . . . . .   "Annex E - Opinion of SG Cowen Securities
                           Corporation"

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.

 (a) . . . . . . . . . .   "Share Ownership By Principal Shareholders,
                           Management and Directors of Tech Squared"

 (b) . . . . . . . . . .   "Share Ownership By Principal Shareholders,
                           Management and Directors of Tech Squared"

ITEM 11.  CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH
               RESPECT TO THE ISSUER'S SECURITIES.

                           "The Voluntary Dissolution and the Plan of
                           Liquidation and Dissolution - The Voting Agreements"

ITEM 12.  PRESENT INTENTION AND RECOMMENDATION OF CERTAIN
               PERSONS WITH REGARD TO THE TRANSACTION.

 (a) . . . . . . . . . .   "Summary of the Transaction and Special Factors -
                           Shareholder Approval"; "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - The
                           Voting Agreements"

 (b) . . . . . . . . . .   "Summary of the Transaction and Special Factors -
                           Recommendation of Tech Squared's Board of
                           Directors"; "The Special Meeting of Tech Squared
                           Shareholders - Purpose of the Special Meeting"

ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION.

 (a) . . . . . . . . . .   "Summary of the Transaction and Special Factors -
                           Dissenters' or Appraisal Rights"; "The Voluntary
                           Dissolution and the Plan of Liquidation and Dissolution - Dissenters' or Appraisal Rights"

 (b) . . . . . . . . . .   Not applicable.

 (c) . . . . . . . . . .   Not applicable.

ITEM 14.  FINANCIAL INFORMATION.

     Pursuant to General Instruction D to Schedule 13E-3, Tech Squared's Annual Report on Form 10-K for the fiscal year ended December 31, 1998, as amended on August 9, 1999 and its Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 have been delivered with the Preliminary Proxy Statement Prospectus on Schedule

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14A as Exhibits 1 and 2, respectively. Tech Squared's audited financial statements for the periods covered therein are incorporated herein by reference.

 (a) . . . . . . . . . .   "Summary of the Transaction and Special Factors -
                           Tech Squared Historical Financial Data"; "Summary of the Transaction and Special Factors - Comparative
                           Per Share Data"

 (b) . . . . . . . . . .   Not applicable.

ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

 (a) . . . . . . . . . .   Not applicable.

 (b) . . . . . . . . . .   "The Special Meeting of Tech Squared Shareholders -
                           Proxies"; "Expenses"

ITEM 16.  ADDITIONAL INFORMATION.

     The Preliminary Proxy Statement-Prospectus on Schedule 14A and the Annexes thereto are incorporated herein by reference.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

 (a) . . . . . . . . . .   Not applicable.

 (b) . . . . . . . . . .   Annex E to the Preliminary Proxy Statement-
                           Prospectus - Opinion of SG Cowen Securities
                           Corporation

 (c) . . . . . . . . . .   Annex D to the Preliminary Proxy Statement-
                           Prospectus - Voting Agreements

 (d) . . . . . . . . . .   Preliminary Proxy Statement-Prospectus on
                           Schedule 14A

 (e) . . . . . . . . . .   Not applicable.

 (f) . . . . . . . . . .   Not applicable.


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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 August 10, 1999
                                    ------------------------------------------
                                                      (Date)


                                                /s/ Jeffrey F. Martin
                                    ------------------------------------------
                                                    (Signature)

                                    Jeffrey F. Martin, Chief Financial Officer
                                    ------------------------------------------
                                                   (Name and Title)


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